

Mail Stop 4561

August 26, 2008

Mr. Cornelius P. Holland, III
President and Chief Executive Officer
Southeastern Banking Corp
P.O. Box 455, 1010 Northway
Darien, Georgia 31305
Via Facsimile (912) 437-7185 and US Mail

> **Re:** **Southeastern Banking Corp (the "Company")**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed April 16, 2008**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed August 14, 2008**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed August 25, 2008**
> **File No. 000-32627**

Dear Mr. Holland:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant